

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 13, 2006

Jerry M. Kennelly
President and Chief Executive Officer
Riverbed Technology, Inc.
501 Second Street, San Francisco, CA 94107

> **Re:** **Riverbed Technology, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed August 31, 2006**
> **Registration No. 333-133437**

Dear Mr. Kennelly,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form S-1

Stock Based Compensation Schedule

1. We note that you issued options to purchase common stock on August 24, 2006 at a deemed fair value of $6.50. Given your disclosure that your initial public offering price range is between $7.00 and $8.50 in your S-1/A filed on August 31, 2006, tell us what basis you had for assigning a fair value of $6.50 to your common stock associated with the options granted on August 24, 2006. Provide the objective evidence to support the difference between the assigned fair value of $6.50 and the $7.75 midpoint of the initial public

Jerry M. Kennelly
Riverbed Technology, Inc.
September 13, 2006
Page 2

        offering price range. Confirm that any options granted subsequent to August 31, 2006 are valued within the initial public offering price range.

2.   We note that you issued options to purchase common stock on July 19, 2006 at a deemed fair value of $6.50. In light of the Company's significant growth since inception and the mid-point of your price range, we note that the deemed fair value of your common stock has not grown proportionately. That is, the fair value used from June through August has been flat. Describe the reasons for the difference between the assigned fair value of $6.50 and the $7.75 midpoint of the initial public offering price range.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Anne Nguyen Parker, Special Counsel, at (202) 551-3611. If you need further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: *via facsimile*
      Robert V. Gunderson, Jr.
      Craig M. Schmitz
      Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
      Telecopy: (650) 321-2800